Exhibit 10.1

EMPLOYMENT AGREEMENT

This Employment Agreement (“Agreement”) is between Clear Channel Outdoor Holdings, Inc. (“CCOH” or “Company”) and Ronald Cooper (“Employee”).

1. TERM OF EMPLOYMENT

This Agreement commences December 15, 2009 (“Effective Date”) and shall continue until terminated by either party in accordance with Section 8 of this Agreement (the “Employment Period”).

2. TITLE AND EXCLUSIVE SERVICES

(a) Title and Duties. Employee’s title is Chief Executive Officer – Clear Channel Outdoor, Inc. - Americas, and he will perform job duties that are usual and customary for this position. Employee will report to the Chief Executive Officer of the Company (the “CEO”) and shall perform such duties on behalf of the Company as may be assigned by the CEO from time to time. Employee acknowledges receipt of the Company’s Code of Business Conduct and Ethics and will review and abide by its terms.

(b) Exclusive Services. Employee shall not be employed or render services elsewhere during the Employment Period; provided that with advance notice to the CEO, Employee may participate in educational, welfare, social, religious and civic organizations and any other activities approved by the CEO, so long as such activities do not materially and adversely interfere or conflict with Employee’s performance of his obligations hereunder or conflict in any material way with the business of the Company. The Company agrees that Employee is and may remain a member of the Board of Directors of CSG Systems, Inc.

3. COMPENSATION AND BENEFITS

(a) Base Salary. Employee shall be paid an annual salary of Seven Hundred Seventy-Five Thousand Dollars ($775,000.00) (Base Salary”) and is eligible for annual salary increases commensurate with Company policy.

(b) Vacation. Employee is eligible for vacation days as set forth in the Employee Guide, which will not be less than 20 days paid vacation per year.

(c) Annual Bonus. Eligibility for an Annual Bonus is based on financial and performance criteria established by Company and approved in the annual budget, and will be paid no later than March 15 each calendar year following the year in which the Annual Bonus was earned. For calendar year 2010 and each calendar year thereafter during the Employment Period, Employee’s target bonus (the “Target Bonus”) shall be no less than One Million Dollars ($1,000,000.00), subject to bonus criteria of 70% Company financial performance-based and 30% MBO-based. The MBOs for the 2010 calendar year are to be mutually agreed upon with the CEO no later than March 10, 2010. The Company agrees that no other similarly situated executive domestic employees of the Company and its domestic affiliates shall be provided a bonus plan in any year that is on more favorable terms than Employee’s bonus plan. The payment of any Annual Bonus shall be subject to Section 19 and shall be within the Short-Term

Deferral period under Section 409A (as defined in Section 19) and applicable regulations and net of any applicable withholding tax or other deductions required by law or Company benefit plans.

(d) Benefit Plans. Employee may participate in employee welfare benefit plans in which other similarly situated employees of the Company and its affiliated companies may participate, on the same terms as may be applicable to such similarly situated employees, as such welfare benefit plans are stated in the Employee Guide. Additionally, Employee shall be eligible for any other benefits, including fringe benefits, severance benefits in excess of those described in Section 9 of this Agreement, and any other benefits that do not constitute a welfare benefit plan, on the same or better terms as any other similarly situated employees of the Company and its affiliated companies may receive. Employee acknowledges receipt of the Employee Guide available on the intercompany website and will review and abide by its terms.

(e) Expenses.

(i) Subject to Section 18 and required withholding, Company will reimburse Employee for travel and entertainment related expenses, consistent with past practices pursuant to Company policy.

(ii) The Company agrees to reimburse Employee for all reasonable expenses associated with Employee’s commute from the Denver metropolitan area to the Phoenix metropolitan area (or any other location to which the Company’s headquarters is relocated) and housing expenses for Phoenix (or such other location) until no later than August 2012. Employee agrees to relocate from the Denver metropolitan area to the location of the Company’s headquarters during or prior to August 2012 and that his failure to so relocate by such date will constitute a voluntary termination by Employee without Good Cause pursuant to Section 8(e). Upon Employee’s relocation as contemplated pursuant to this paragraph, the Company will pay relocation costs associated with such relocation in accordance with the applicable Company relocation policies.

(f) Equity Compensation. As additional consideration for entering into this Agreement, Employee shall be granted equity compensation as follows:

a.	Company Equity. Provided Employee remains employed by the Company on the applicable dates set forth below, Employee shall be granted (i) 150,000 restricted stock units (“RSUs”) and (ii) an aggregate of 500,000 incentive stock options and non-qualified stock options (with such options being allocated such that Employee receives the maximum amount of incentive stock options for which he may qualify under the Internal Revenue Code of 1986, as amended (“Code”)), each with respect to the common stock of the Company as follows:

i.

On the Effective Date, Employee shall be granted 150,000 RSUs (“Company RSUs”) and 300,000 stock options (with such options allocated such that Employee receives the maximum amount of incentive stock options for which he may qualify under the Code, the “Initial Company Options”) with an exercise price equal to fair market value as of the date of grant. Such Company RSUs and Initial Company Options shall vest in 25% increments on each of the first four anniversaries of the grant date and shall be granted pursuant to, and subject to the terms and conditions of, the Company’s 2005 Stock Incentive Plan (except as specifically provided in this Section 3(f)).

ii.	On each of the first, second and third anniversaries of the Effective Date, Employee shall be granted an aggregate of 66,667 incentive stock options and non-qualified stock options (“Additional Company Options”, and together with the Initial Company Options, the “Company Options”) (with such Additional Company Options being allocated such that Employee receives the maximum amount of incentive stock options for which he may qualify under the Code) with an exercise price equal to fair market value on the date of grant. Such Additional Company Options shall vest in 25% increments on each of the first four anniversaries of the grant date and shall be granted pursuant to, and subject to the terms and conditions of, the Company’s 2005 Stock Incentive Plan (except as specifically provided in this Section 3(f)).

b.	CCMH Equity. On the Effective Date, Employee shall be granted 165,000 stock options with respect to the common stock of CC Media Holdings, Inc. (“CCMH”) at an exercise price equal to $36 per share (with such options allocated such that Employee receives the maximum amount of incentive stock options for which he may qualify under the Code, the “CCMH Options”), which option grant has been approved by the board of directors of CCMH. Such CCMH Options shall vest in 25% increments on each of the first four anniversaries of the grant date and shall be granted pursuant to, and subject to the terms and conditions of, the Clear Channel 2008 Executive Incentive Plan (except as specifically provided in this Section 3(f)).

c.	Acceleration of Vesting on Certain Events. In the event of (i) a Change of Control of the Company (as defined for purposes of the Company’s 2005 Stock Incentive Plan), all unvested Company Options and unvested Company RSUs then issued and outstanding would vest and become fully exercisable, (ii) a Change of Control of CCMH (as defined in the Clear Channel 2008 Executive Incentive Plan), all unvested CCMH Options then issued and outstanding would vest and become fully exercisable, or (iii) Employee’s termination by the Company without Cause pursuant to Section 8(c) or termination by the Employee for Good Cause pursuant to Section 8(d), (x) all unvested Company RSUs issued and outstanding as of the termination date would become fully vested and (y) if such termination is after August 31 of a calendar year, a pro-rata portion of the unvested Company Options that would have vested prior to the December 31 of the year of termination in accordance with the vesting schedule described within this Section 3(f) shall become vested and fully exercisable during the 90 day period following Employee’s termination of employment (with such pro-rata portion determined by multiplying the number of Company Options that would have vested prior to such December 31 by a fraction, the numerator of which is equal to the number of days elapsed during the calendar year that includes Employee’s date of termination and the denominator of which is 365).

4. NONDISCLOSURE OF CONFIDENTIAL INFORMATION. During the course of the Employee’s employment with the Company, the Company will provide the Employee with access to certain confidential information, trade secrets, and other matters which are of a confidential or proprietary nature, including but not limited to the Company’s customer lists, pricing information, production and cost data, compensation and fee information, strategic business plans, budgets, financial statements, and other information the Company treats as confidential or proprietary (collectively the “Confidential Information”). The Company provides on an ongoing basis such Confidential Information as the Company deems necessary or desirable to aid the Employee in the performance of his duties. The Employee understands and acknowledges that such Confidential Information is confidential and proprietary, and agrees not to use or disclose such Confidential Information to anyone outside the Company except to the extent that (i) the Employee deems such disclosure or use reasonably necessary or appropriate in connection with performing his duties on behalf of the Company; (ii) the Employee is required by order of a court of competent jurisdiction (by subpoena or similar process) to disclose or discuss any Confidential Information, provided that in such case, the Employee shall promptly inform the Company of such event, shall cooperate with the Company in attempting to obtain a protective order or to otherwise restrict such disclosure, and shall only disclose Confidential Information to the minimum extent necessary to comply with any such court order. Confidential Information shall no longer be deemed confidential or proprietary at such time as it becomes generally known to and available for use in the industries in which the Company does business, other than as a result of any action or inaction by the Employee. The Employee further agrees that he will not during employment and/or at any time thereafter use such Confidential Information in competing, directly or indirectly, with the Company. At such time as the Employee shall cease to be employed by the Company, he will immediately turn over to the Company all Confidential Information, including papers, documents, writings, electronically stored information, other property, and all copies of them, provided to or created by him during the course of his employment with the Company. This nondisclosure covenant is binding on the Employee, as well as his heirs, successors, and legal representatives, and will survive the termination of this Agreement for any reason.

5. NONHIRE OF COMPANY EMPLOYEES. To further preserve the rights of the Company pursuant to the nondisclosure covenant discussed above, and for the consideration promised by the Company under this Agreement, during the term of the Employee’s employment with the Company and for a period of eighteen (18) months thereafter, regardless of the reason for termination of employment, the Employee will not, directly or indirectly, (i) hire any current or prospective employee of the Company, or any subsidiary or affiliate of the Company (including, without limitation, any current or prospective employee of the Company within the 6-month period preceding the Employee’s last day of employment with the Company or within the 18-month period of this covenant) who worked, works, or has been offered employment by the Company and with respect to whom Employee had any role, direct or indirect, in recruiting on behalf of the Company or who was, or would have been, a direct report of Employee in his position at the Company; (ii) solicit or encourage any such employee to terminate their employment with the Company, or any subsidiary or affiliate of the Company; or (iii) solicit or encourage any such employee to accept employment with any business, operation, corporation, partnership, association, agency, or other person or entity with which the Employee may be associated.

6. NON-INTERFERENCE. To further preserve the rights of the Company pursuant to the nondisclosure covenant discussed above, and for the consideration promised by the Company under this Agreement, during the term of the Employee’s employment with the Company and for a period of eighteen (18) months thereafter, regardless of the reason for termination of employment, the Employee will not, directly or indirectly, for the benefit of any Competing Business (determined, for purposes of this paragraph, without respect to any geographic limitations on scope that might otherwise apply to such definition for other purposes within this Agreement), call upon, compete for, solicit, divert, or take away, or attempt to divert or take away current or prospective customers (including, without limitation, any customer with whom the Company, or any subsidiary or affiliate of the Company, (i) has an existing agreement or business relationship; (ii) has had an agreement or business relationship within the six-month period preceding the Employee’s last day of employment with the Company; or (iii) has included as a prospect in its applicable pipeline) of the Company, or any subsidiary or affiliate of the Company.

7. NON-COMPETITION. To further preserve the rights of the Company pursuant to the nondisclosure covenant discussed above, and for the consideration promised by the Company under this Agreement, during the Employee’s employment with the Company and for a period of eighteen (18) months thereafter (such eighteen (18) month period, the “Non-Compete Period”), regardless of the reason for termination of employment, the Employee will not, directly or indirectly, as an owner, director, principal, agent, officer, employee, partner, consultant, servant, or otherwise, carry on, operate, manage, control, or become involved in any manner with any business, operation, corporation, partnership, association, agency, or other person or entity which is in the same business as the Company in any location in which the Company, or any subsidiary or affiliate of the Company, operates or has plans or has projected to operate during the Employee’s employment with the Company, including any area within a 50-mile radius of any such location (a “Competing Business”). The foregoing shall not prohibit the Employee from owning up to 5.0% of the outstanding stock of any publicly held company. Notwithstanding the foregoing, after the Employee’s employment with the Company has terminated, upon receiving written permission by the Board, the Employee shall be permitted to engage in such competing activities that would otherwise be prohibited by this covenant if such activities are determined in the sole discretion of the Board in good faith to be immaterial to the operations of the Company, or any subsidiary or affiliate of the Company, in the location in question.

The Company and the Employee agree that the restrictions contained in this noncompetition covenant are reasonable in scope and duration and are necessary to protect the Company’s business interests and Confidential Information. If any provision of this noncompetition covenant as applied to any party or to any circumstance is adjudged by a court or arbitrator to be invalid or unenforceable, the same will in no way affect any other circumstance or the validity or enforceability of this Agreement. If any such provision, or any part thereof, is held to be unenforceable because of the scope, duration, or geographic area covered thereby, the parties agree that the court or arbitrator making such determination shall have the power to reduce the scope and/or duration and/or geographic area of such provision, and/or to delete specific words or phrases, and in its reduced form, such provision shall then be enforceable and shall be enforced. The parties agree and acknowledge that the breach of this noncompetition covenant may cause irreparable damage to the Company, and upon breach of any provision of this noncompetition covenant, the Company shall be entitled to injunctive relief, specific performance, or other equitable relief; provided, however, that this shall in no way limit any other remedies which the Company may have (including, without limitation, the right to seek monetary damages).

Should the Employee violate the provisions of this noncompetition covenant, then in addition to all other rights and remedies available to the Company at law or in equity, the duration of this covenant shall automatically be extended for the period of time from which the Employee began such violation until he permanently ceases such violation.

8. TERMINATION

Employment may be terminated by mutual agreement or:

(a) Death. The date of Employee’s death shall be the termination date.

(b) Disability. Company may terminate employment if Employee is unable to perform the essential functions of his full-time position for more than 180 consecutive days in any 12 month period, subject to applicable law.

(c) Termination By Company. Company may terminate employment with or without Cause. “Cause” means Employee’s:

(i) willful misappropriation of or material misrepresentation regarding property of Company that causes material and demonstrable injury to the Company, whether monetary or otherwise, but not including customary and de minimis use of Company property for personal purposes, as determined in discretion of Company;

(ii) willful and unreasonable refusal to follow lawful directives of the CEO;

(iii) felony conviction, plea of nolo contendere for a felony, or other criminal conduct that has or would result in material and demonstrable injury, whether monetary or otherwise, to Company’s reputation, including conviction of fraud, theft, embezzlement, or a crime involving moral turpitude;

(iv) material breach of this Agreement; or

(v) significant violation of Company’s written employment and management policies that causes material and demonstrable injury, whether monetary or otherwise, to the Company, including without limitation, violation of sexual or other harassment policies.

If Company elects to terminate for Cause under (c)(i), (ii), (iv) or (v), Employee shall have thirty (30) days to cure after written notice, except where such cause, by its nature, is not curable or the termination is based upon a recurrence of an act previously cured by Employee.

(d) Termination By Employee For Good Cause. Employee may terminate his employment at any time for “Good Cause,” which is: (i) Company’s failure to comply with a material term of this Agreement after written notice by Employee specifying the alleged failure; and Company’s failure to cure within thirty (30) days after such notice; or (ii) a substantial and unusual increase in responsibilities and authority without an offer of additional reasonable compensation as determined by Company in light of compensation for similarly situated employees; or (iii) a substantial and unusual reduction in responsibilities or authority. If Employee elects to terminate his employment for “Good Cause,” Employee must provide Company written notice within thirty (30) days after Employee’s knowledge of the specific acts or events which give rise to “Good Cause” (or, if earlier, the date Employee reasonably should have known of such specific acts or events), after which Company shall have thirty (30) days to cure. If Company has not cured and Employee elects to terminate his employment, he must do so within ten (10) days after the end of the cure period.

(e) Termination By Employee Without Good Cause. Employee may terminate his employment at any time without “Good Cause” with ninety (90) days advance written notice to the CEO (which termination of employment with such advance written notice shall not constitute a breach of this Agreement by Employee), in which case the Company may terminate Employee’s employment immediately upon or anytime after receipt of such notice, which termination shall not be a termination by the Company without Cause, and pay Employee any Base Salary remaining with respect to such ninety (90) day advance notice period if Employee signs a Severance Agreement and General Release of claims in a form satisfactory to Company.

9. COMPENSATION UPON TERMINATION

(a) Death. Upon termination of employment pursuant to Section 8(a), the Company shall pay to Employee’s designee or, if no person is designated, to Employee’s estate, (i) Employee’s unpaid Base Salary, if any, less applicable payroll, taxes and other deductions, that was earned through the termination date but not otherwise previously paid, which shall be paid within 30 days of the date of Employee’s termination of employment (“Accrued Base Salary”), (ii) the Annual Bonus, if any, that Employee earned with respect to the calendar year prior to the calendar year that includes the termination date (to the extent not paid as of the date of termination) shall be paid at the time such Annual Bonus is payable in accordance with Section 3(c), less applicable payroll, taxes and other deductions (the “Unpaid Prior Year Bonus”), (iii) a pro-rata portion of the Annual Bonus for the calendar year that includes the termination date (which proration shall be determined by the Company and payable only as follows: If Employee’s termination date is between September 1st and December 31st, Employee will receive a pro-rata portion of the Annual Bonus calculated based upon performance as of the termination date as related to overall performance at the end of the calendar year for which pro-rata portion of the Annual Bonus Employee shall be eligible only if a bonus would have been earned by the end of the calendar year and the calculation and payment of the pro-rata bonus, if any, will be pursuant to the plan in effect during the calendar year that includes the date of termination), less applicable payroll, taxes and other deductions (the “Pro-Rata Bonus”) and (iv) any payments required under applicable employee benefit plans. The Company shall have no further obligation to Employee upon such termination under this Agreement.

(b) Disability. Upon termination of employment pursuant to Section 8(b), the Company shall pay any Accrued Base Salary and any payments required under applicable employee benefit plans. In addition, if Employee signs and delivers a Severance Agreement and General Release of claims in a form satisfactory to the Company (the “Release”) and such Release is no longer subject to revocation, if applicable, on the date that is sixty (60) days after the date of Employee’s termination of employment (the “Payment Date”), then the Company shall pay to Employee on the Payment Date, if payable, any (i) Unpaid Prior Year Bonus and/or (ii) any Pro-Rata Bonus.

(c) Termination By Company For Cause: Upon termination of employment by the Company for Cause pursuant to Section 8(c), the Company shall pay to Employee any Accrued Base Salary and any payments required under applicable employee benefit plans. The Company shall have no further obligation to Employee upon such termination under this Agreement.

(d) Termination By Company Without Cause or By Employee With Good Cause. Upon termination of employment by the Company without Cause pursuant to Section 8(c) and not by reason of disability (within the meaning of Section 8(b)), or upon termination of employment by Employee for Good Cause pursuant to Section 8(d), the Company will pay to Employee any Accrued Base Salary and any payments required under applicable employee benefit plans, and, to the extent provided within Section 3(f)(c) above, certain of the unvested Company RSUs, Company Options and CCMH Options may fully vest and become exercisable. In addition, if Employee signs and delivers the Release to the Company after the date of Employee’s termination of employment and such Release is no longer subject to revocation, if applicable, on the Payment Date, then the Company shall pay to Employee a single lump sum on the Payment Date equal to (less applicable payroll, taxes and other deductions), (i) one and one-half (1.5) times the sum of (x) Employee’s annual rate of Base Salary on the date of termination plus (y) the Target Bonus with respect to the calendar year that includes the date of termination (the “Severance Payment”), plus, if payable, any (ii) Unpaid Prior Year Bonus and/or (iii) Pro-Rata Bonus. The Company shall have no further obligation to Employee upon such termination under this Agreement.

Notwithstanding the foregoing, if Employee violates Section 7 of this Agreement during the Non-Compete Period, then Employee shall forfeit any right to the pro-rata portion of the Severance Payment equal to the product of (x) the number of full months remaining in the Non-Compete Period after the date such breach occurs divided by eighteen (18) multiplied by (y) the Severance Payment, and Employee shall reimburse such forfeited pro-rata portion of the Severance Payment to the Company within thirty (30) days of notice of such violation from the Company. The foregoing shall not affect Company’s right to enforce the Non-Compete pursuant to Section 7.

(e) Termination By Employee Without Good Cause: Upon termination of employment by Employee without Good Cause pursuant to Section 8(e), the Company shall pay any Accrued Base Salary and any payments required under applicable employee benefit plans. In addition, if Employee signs and delivers the Release after the date of Employee’s termination of employment and such Release is no longer subject to revocation, if applicable, on the Payment Date, then the Company shall pay to Employee on the Payment Date, if payable, any Unpaid Prior Year Bonus. If the Company terminates Employee’s employment immediately upon or after receipt of Employee’s notice of termination (such termination by the Company shall not be deemed a termination by the Company without Cause), the Company shall also pay any pro-rata Base Salary for the remaining portion of the ninety (90) day notice advance period as described in Section 8(e) if Employee signs and delivers the Release after the date of Employee’s termination of employment and such Release is no longer subject to revocation, if applicable, on the Payment Date (and pro-rata Base Salary that would otherwise be paid sooner shall be paid on the earlier of the date such Release becomes irrevocable or the Payment Date). The Company shall have no further obligation to Employee upon such termination under this Agreement.

(f) Nonqualified Deferred Compensation. To the extent that the payment of any amount under this Section 9 constitutes “nonqualified deferred compensation” for purposes of Code Section 409A (as defined in Section 19), any such payment scheduled to occur during the first sixty (60) days following the termination of employment shall not be paid until the sixtieth (60th) day following such termination and shall include payment of any amount that was otherwise scheduled to be paid prior thereto. In addition, if the Employee is deemed on the date of termination to be a “specified employee” within the meaning of Code Section 409A(a)(2)(B), any amounts to which Employee is entitled under this Section 9 that constitute “non-qualified deferred compensation” under Code Section 409A and would otherwise be payable prior to the earlier of (i) the 6-month anniversary of the Employee’s date of termination and (ii) the date of the Employee’s death (the “Delay Period”) shall instead be paid in a lump sum immediately upon (and not before) the expiration of the Delay Period to the extent required under Code Section 409A.

10. OWNERSHIP OF MATERIALS

Employee agrees that all inventions, improvements, discoveries, designs, technology, and works of authorship (including but not limited to computer software) made, created, conceived, or reduced to practice by Employee, whether alone or in cooperation with others, during employment, together with all patent, trademark, copyright, trade secret, and other intellectual property rights related to any of the foregoing throughout the world, are among other things works made for hire and belong exclusively to the Company, and Employee hereby assigns all such rights to the Company. Employee agrees to execute any documents, testify in any legal proceedings, and do all things necessary or desirable to secure Company’s rights to the foregoing, including without limitation executing inventors’ declarations and assignment forms.

11. LIMITATION ON BENEFITS

Notwithstanding anything to the contrary contained in this Agreement, to the extent that any of the payments and benefits provided for under this Agreement or any other agreement or arrangement between the Company and Employee (collectively, the “Payments”) (i) constitute a “parachute payment” within the meaning of Section 280G of the Internal Revenue Code of 1986, as amended (the “Code”) and (ii) but for this Section 8(g), would be subject to the excise tax imposed by Section 4999 of the Code, then the Payments shall be payable either (i) in full or (ii) as to such lesser amount which would result in no portion of such Payments being subject to excise tax under Section 4999 of the Code (determined in accordance with the reduction of payments and benefits paragraph set forth below); whichever of the foregoing amounts, taking into account the applicable federal, state and local income taxes and the excise tax imposed by Section 4999, results in Employee’s receipt on an after-tax basis, of the greatest amount of benefits under this Agreement, notwithstanding that all or some portion of such benefits may be taxable under Section 4999 of the Code. Unless Employee and the Company otherwise agree in writing, any determination required under this Section shall be made in writing by the Company’s independent public accountants (the “Accountants”), whose determination shall be conclusive and binding upon Employee and the Company for all purposes. For purposes of making the calculations required by this Section, the Accountants may make reasonable assumptions and approximations concerning applicable taxes and may rely in reasonable, good faith interpretations concerning the application of Section 280G and 4999 of the Code. The Company and Employee shall furnish to the Accountants such information and documents as the Accountants may reasonably request in order to make a determination under this Section. If any Payments would be reduced pursuant to the immediately preceding sentence but would not be so reduced if the stockholder approval requirements of section 280G(b)(5) of the Code are satisfied, the Company shall use its reasonable best efforts to cause such payments to be submitted for such approval prior to the event giving rise to such payments.

The reduction of payments and benefits hereunder, if applicable, shall be made by reducing, first, payments or benefits to be paid in cash hereunder in the order in which such payment or benefit would be paid or provided (beginning with such payment or benefit that would be made last in time and continuing, to the extent necessary, through to such payment or benefit that would be made first in time) and, then, reducing any benefit to be provided in-kind hereunder in a similar order.

12. PARTIES BENEFITED; ASSIGNMENTS

This Agreement shall be binding upon Employee, his heirs and his personal representative or representatives, and upon Company and its respective successors and assigns. Neither this Agreement nor any rights or obligations hereunder may be assigned by Employee, other than by will or by the laws of descent and distribution.

13. GOVERNING LAW

This Agreement shall be governed by the laws of the State of Texas and Employee expressly consents to the personal jurisdiction of the Texas state and federal courts for any lawsuit relating to this Agreement.

14. DEFINITION OF COMPANY

“Company” shall include Clear Channel Communications, Inc., and its past, present and future divisions, operating companies, subsidiaries, affiliates and successors in interest.

15. LITIGATION AND REGULATORY COOPERATION

During and after employment, Employee shall reasonably cooperate in the defense or prosecution of claims, investigations, or other actions which relate to events or occurrences during employment. Employee’s cooperation shall include being available to prepare for discovery or trial and to act as a witness. Company will pay an hourly rate (based on Base Salary as of the last day of employment) for cooperation that occurs after employment, and reimburse for reasonable expenses, including travel expenses, reasonable attorneys’ fees and costs.

16. INDEMNIFICATION

Company shall defend and indemnify Employee for acts committed in the course and scope of employment to the full extent permitted by law.

17. DISPUTE RESOLUTION

(a)	Injunctive Relief: Employee agrees that irreparable damages to Company may result from Employee’s breach of this Agreement, including loss of revenue, loss of goodwill associated with Employee as a result of employment, and/or loss of the benefit to Company of any training, confidential, and/or trade secret information provided to Employee, and any other tangible and intangible investments made to and on behalf of Employee. A breach or threat of breach of this Agreement shall give the non-breaching party the right to seek a temporary restraining order and a preliminary or permanent injunction enjoining the breaching party from violating this Agreement in order to prevent immediate and irreparable harm. The breaching party shall pay to the non-breaching party reasonable attorneys’ fees and costs associated with enforcement of this Agreement, including any appeals. Pursuit of equitable relief under this Agreement shall have no effect regarding the continued enforceability of the Arbitration Section below. Remedies for breach under this Section are cumulative and not exclusive; the parties may elect to pursue any remedies available under this Agreement.

(b)	Arbitration: The parties agree that any dispute or claim, including discrimination or retaliation claims, relating to this Agreement or arising out of Employee’s employment or termination of employment, shall, upon timely written request of either party, be submitted to binding arbitration, except claims regarding: (i) workers’ compensation benefits; (ii) unemployment benefits; (iii) Company’s employee welfare benefit plans, if the plan contains a final and binding appeal procedure for the resolution of disputes under the plan; (iv) wage and hour disputes within the jurisdiction of any state Labor Commissioner; and (v) issues that could be brought before the National Labor Relations Board or covered by the National Labor Relations Act. This Agreement is not intended to prohibit the Employee from filing a claim or communicating with any governmental agency including the Equal Employment Opportunity Commission, the National Labor Relations Board or the Department of Labor. The arbitration shall be conducted in the market in which Employee resides. The arbitration shall proceed in accordance with the National Rules for Resolution of Employment Disputes of the American Arbitration Association (“AAA”) in effect at the time the claim or dispute arose, unless other rules are agreed upon by the parties. Unless agreed to in writing, the arbitration shall be conducted by one arbitrator from AAA or a comparable arbitration service, and who is selected pursuant to the National Rules for Resolution of Employment Disputes of the AAA, or other rules as the parties may agree to in writing. Any claims received after the applicable statute of limitations period shall be deemed null and void. The arbitrator shall issue a reasoned award with findings of fact and conclusions of law. Either party may bring an action in any court of competent jurisdiction to compel arbitration under this Agreement, or to enforce or vacate an arbitration award. However, in actions seeking to vacate an award, the standard of review to be applied by said court to the arbitrator’s findings of fact and conclusions of law will be the same as that applied by an appellate court reviewing a decision of a trial court sitting without a jury, unless state law requires otherwise. Company will pay the actual costs of arbitration excluding attorneys’ fees. Unless otherwise provided by law and awarded by the arbitrator, each party will pay its own attorneys’ fees and other costs.

18. REPRESENTATIONS AND WARRANTIES OF EMPLOYEE

Employee shall keep all terms of this Agreement confidential, except as may be disclosed to Employee’s spouse, accountants or attorneys. Employee represents that he is under no contractual or other restriction inconsistent with the execution of this Agreement, the performance of his duties hereunder, or the rights of Company. Employee represents that he is under no disability that would hinder the performance of his duties.

19. SECTION 409A COMPLIANCE

(a)	It is the intent of the Company and Employee that the payments and benefits under this Agreement shall comply with Section 409A and applicable regulations and guidance thereunder (collectively, “Section 409A”) of the Internal Revenue Code of 1986, as amended, and accordingly, to the maximum extent permitted, this Agreement shall be interpreted to be in compliance with Section 409A. In no event whatsoever shall the Company be liable for any additional tax, interest or penalty that may be imposed on Employee by Section 409A or for any damages for failing to comply with Section 409A.

(b)	Notwithstanding anything herein to the contrary, a termination of the Employment Period shall not be deemed to have occurred for purposes of any provision of this Agreement providing for the payment of any amounts or benefits upon or following a termination of employment unless such termination is also a “separation from service” within the meaning of Section 409A (which, by definition, includes a separation from any other entity that would be deemed a single employer together with the Company for this purpose under Section 409A), and for purposes of any such provision of this Agreement, references to a “termination”, “termination of the Employment Period”, “termination of employment” or similar terms shall mean “separation from service.”

(c)	To the extent any reimbursements or in-kind benefits under this Agreement constitute “non-qualified deferred compensation” for purposes of Section 409A, (i) all such expenses or other reimbursements under this Agreement shall be made on or prior to the last day of the taxable year following the taxable year in which such expenses were incurred by Employee, (ii) any right to reimbursement or in kind benefits is not subject to liquidation or exchange for another benefit, and (iii) no such reimbursement, expenses eligible for reimbursement or in-kind benefits provided in any taxable year shall in any way affect the expenses eligible for reimbursement, or in-kind benefits to be provided, in any other taxable year.

(d)	For purposes of Section 409A, Employee’s right to receive any installment payment pursuant to this Agreement shall be treated as a right to receive a series of separate and distinct payments. Whenever a payment under this Agreement specifies a payment period with reference to a number of days (e.g., “payment shall be made within thirty (30) days following the date of termination”), the actual date of payment within the specified period shall be within the Company’s sole discretion. Notwithstanding any other provision of this Agreement to the contrary, in no event shall any payment under this Agreement that constitutes “non-qualified deferred compensation” for purposes of Section 409A be subject to offset, counterclaim or recoupment by any other amount unless otherwise permitted by Section 409A.

20. MISCELLANEOUS

This Agreement is not effective unless fully executed by all parties, which may be done in counterparts. This Agreement contains the entire agreement of the parties and supersedes any prior written or oral agreements or understandings between the parties. No modification shall be valid unless in writing and signed by the parties. The failure of a party to require performance of any provision of this Agreement shall not affect the right of such party to later enforce any provision. A waiver of the breach of any term or condition of this Agreement shall not be deemed a waiver of any subsequent breach of the same or any other term or condition. If any provision of this Agreement shall, for any reason, be held unenforceable, such unenforceability shall not affect the remaining provisions hereof, except as specifically noted in this Agreement, or the application of such provisions to other persons or circumstances, all of which shall be enforced to the greatest extent permitted by law. Company and Employee agree that the restrictions contained in Section 5, 6, and 7, are reasonable in scope and duration and are necessary to protect Confidential Information. If any restrictive covenant is held to be unenforceable because of the scope, duration or geographic area, the parties agree that the court or arbitrator may to reduce the scope, duration, or geographic area, and in its reduced form, such provision shall be enforceable. Should Employee violate the provisions of Sections 5, 6, or 7, then in addition to all other remedies available to Company, the duration of these covenants shall be extended for the period of time when Employee began such violation until he permanently ceases such violation. All provisions of this Agreement having or contemplated as having continued application from and after the termination of the Employment Period shall survive and continue in full force in accordance with their terms notwithstanding the termination of the Employment Period. The language used in this Agreement shall be deemed to be the language chosen by the parties hereto to express their mutual intent, and no rule of strict construction shall be applied against any party. The headings in this Agreement are inserted for convenience of reference only and shall not control the meaning of any provision hereof.

[Signature Page Follows]

Upon full execution by all parties, this Agreement shall be effective on the Effective Date in Section 1.

EMPLOYEE:

/s/ Ronald Cooper	Date:	December 10, 2009
Ronald Cooper

COMPANY:

/s/ Mark P. Mays	Date:	December 10, 2009
Mark P. Mays
Chief Executive Officer
Clear Channel Outdoor Holdings, Inc.